Exhibit 3.1

AMENDMENT NO. 2 TO

AMENDED AND RESTATED BYLAWS

OF

ALNYLAM PHARMACEUTICALS, INC.

Article I, Section 1 of the Amended and Restated Bylaws of Alnylam Pharmaceuticals, Inc. is hereby deleted in its entirety and replaced with the following:

“1.1 Place of Meetings. All meetings of stockholders shall be held at such place as may be designated from time to time by the Board of Directors, the Chairman of the Board or the Chief Executive Officer or, if not so designated, at the principal office of the corporation. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in the manner authorized by the General Corporation Law of the State of Delaware.”

Adopted on March 8, 2018